FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

Fortuna Silver Mines Inc. (“Fortuna”)

200 Burrard Street, Suite 650

Vancouver, BC  V6C 3L6

Item 2:

Date of Material Change

June 7, 2016

Item 3:

News Release

A news release announcing the material change was disseminated on June 7, 2016 through Marketwire and filed on SEDAR.

Item 4:

Summary of Material Change

On June 7, 2016, Fortuna and Goldrock Mines Corp. ("Goldrock") entered into a definitive agreement (the "Arrangement Agreement") pursuant to which Fortuna has agreed to acquire all of the issued and outstanding common shares of Goldrock in an all-share transaction to be completed by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia) (the "Transaction").

Item 5:

Full Description of Material Change

On June 7, 2016, Goldrock and Fortuna entered into the Arrangement Agreement pursuant to which Fortuna has agreed to acquire all of the issued and outstanding common shares of Goldrock in an all-share transaction to be completed by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia).

Under the terms of the Arrangement Agreement, all of Goldrock's issued and outstanding shares will be exchanged on the basis of 0.1331 of a Fortuna share for each Goldrock share. The share consideration represents a value of approximately C$1.08 per Goldrock share, or a total equity value of approximately $129 million on a fully-diluted in-the-money basis using the closing prices of the Fortuna shares on the Toronto Stock Exchange, and the Goldrock shares on the TSX Venture Exchange, on June 6, 2016. The consideration represents a 58.2% premium based on the June 6, 2016 share closing prices and a 84.6% premium based on the 20-day volume-weighted average price of each company's shares.

Arrangement Agreement

Under the Arrangement Agreement, in addition to Fortuna's acquisition of all of the Goldrock shares for 0.1331 of a Fortuna share per Goldrock share, all options of Goldrock to purchase Goldrock shares are in-the-money and will be exercised prior to the completion of the Transaction, or, if not exercised, will be terminated at the effective time of the Transaction. Following completion of the Transaction, each warrant to purchase a Goldrock share will instead represent a right to receive 0.1331 of a Fortuna share.

Completion of the Transaction is subject to, among other things, approval by 66 2/3% of the votes cast by Goldrock's shareholders at a special meeting of Goldrock's shareholders to approve the Transaction (the "Goldrock Meeting"). The Goldrock Meeting is expected to occur in late July 2016.

Goldrock's officers and directors and certain shareholders, holding, in the aggregate 26% of the issued and outstanding Goldrock shares, have entered into support agreements with Fortuna to vote in favour of the Transaction.

The completion of the Transaction is also subject to customary conditions, including receipt of all necessary court, shareholder and regulatory approvals. The Arrangement Agreement includes customary representations and warranties of each party, non-solicitation covenants by Goldrock, "right-to-match" provisions in favour of Fortuna in the event of a Superior Proposal (as defined in the Arrangement Agreement) and a termination fee in the amount of C$7.0 million payable by Goldrock if the Arrangement Agreement is terminated in certain circumstances. Additionally, Goldrock and Fortuna have agreed to a reciprocal expense reimbursement of C$1 million payable in certain circumstances.

The Board of Directors of Fortuna unanimously determined that the Transaction is in the best interests of Fortuna.

Timing

It is anticipated that the Goldrock Meeting and closing of the Transaction will take place in late July 2016.

Item 6:

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:

Omitted Information

Not applicable.

Item 8:

Executive Officer

For further information, please contact Jorge Ganoza, President and Chief Executive Officer at (604) 484-4085

Item 9:

Date of Report

June  9, 2016.